Exhibit 99.1

Northern Dynasty: Pebble Partnership comments on pending release of Final EIS for Alaska's Pebble Project
July 15, 2020 - Northern Dynasty Minerals Ltd. (TSX:NDM)(NYSE American:NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (the "Pebble Partnership") released a public statement in Alaska today commenting on the pending release of the Final Environmental Impact Statement ("EIS") for the Pebble Project, calling it a major project milestone.
The statement released this morning quotes Pebble Partnership CEO Tom Collier:
"It is our understanding based on conversations with the U.S. Army Corps of Engineers (USACE) that the final EIS will be published in the Federal Register on July 24th. This will mark one of the most significant milestones for the Pebble Project. Following the final EIS, the USACE will use this document as it prepares the Record of Decision (ROD) for Pebble - a step expected to follow the publication of the final EIS.
"The USACE has been thorough and transparent with their work to date as they have undertaken this objective, technical review of our proposed plan for a mine at the Pebble site. They have worked through a range of technical issues that came from the public comments and agency reviews of the draft EIS. These issues have been the subject of meetings, conversations and correspondence between the cooperating agencies as the USACE has worked to resolve them to the satisfaction of all participants. As part of their commitment to transparency, the USACE held regular calls with interested members of the media to help add important context about their review of Pebble with the next media roundtable on July 20th, the eve of the publication of the final EIS. We have been informed that the final EIS publication date will be confirmed during this regularly scheduled call.
"The work undertaken by the USACE and the cooperating agencies to resolve these issues gives us confidence that the final EIS will demonstrate why we believe the project can be done without harm to the Bristol Bay fishery. This was confirmed earlier this year via the draft of the final EIS which noted no harm to the fishery and that the project can be developed in line with federal environmental requirements.
"Some have expressed concern that failure to publish the final EIS today, as was earlier targeted by the USACE, is evidence of a major delay to the final EIS. This is not the case. Throughout this review process, the USACE has closely tracked their timeline and public projections for process milestones. Our project team looks forward to reviewing the final document next week and then getting ready for initiating state permitting.
"Additionally, the draft of the final EIS shows the tremendous economic opportunity a project like Pebble could mean for the residents of Southwest Alaska. It shows that the communities closest to Pebble could have year-round employment and increased economic activity. We also know the project will make significant contributions to Alaska's overall economy - something that is even more important given today's time of tremendous economic uncertainty."
About Northern Dynasty Minerals Ltd.
Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership ("PLP"), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.
For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.
Ronald W. Thiessen
President & CEO
US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.
Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.
The National Environment Policy Act EIS process requires a comprehensive "alternatives assessment" be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.
For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.